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                        Filed with the Securities and Exchange
                                 Commission on August 2, 1999

              SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C. 20549




In the Matter of
                                           INTERIM CERTIFICATE


Conectiv and Atlantic City
Electric Company
                                                       OF


File No. 70-9485
                                               NOTIFICATION

(Public Utility Holding Company
Act of 1935)
                                           PURSUANT TO RULE 24





This Certificate of Notification pursuant to Rule 24 (18 C.F.R.
s 250.24) is filed by Conectiv, a Delaware corporation and a registered holding company under the Public Utility Holding
Company Act of 1935, as amended (the "Act") and Atlantic City Electric Company ("ACE"), a New Jersey corporation and an operating public utility company, in connection with the Form
U-1 Application-Declaration (file no. 70-9485) as amended by Amendment No. 1 filed an application requesting authority under
Section 9(a)(1) and 10, of the Act seeking authority to purchase a combustion turbine generating unit (Unit) previously held under
 a twenty-five year lease.   An order (the "Order") was issued by
the Securities and Exchange Commission ("Commission") with respect to the proposed transaction on June 29, 1999 and a corrected order was issued on July 9, 1999 correcting a typographical error.

     The following transaction for which authorization was requested in the Application/Declaration has been completed:

     On July 2, 1999, pursuant to the Order dated ACE purchased the 66,150 kilowatt combustion turbine generating unit located in the Township of East Greenwich, Gloucester County, New Jersey for $8,300,000.

     The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Order issued by the Commission with respect thereto.

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                                  SIGNATURE

	Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.



                                    Conectiv

DATE:	August 2, 1999            /s/ Philip S. Reese
                                    Philip S. Reese
                                    Vice President & Treasurer








                                Atlantic City Electric Company
DATE:	August 2, 1999           /s/ Philip S. Reese
                                   Philip S. Reese
                                   Vice President & Treasurer




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EXHIBIT INDEX

F-1  	Opinion of Randall Griffin, Esq.